UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 333-258998

On Holding AG
(Exact name of registrant as specified in its charter)

Pfingstweidstrasse 106

8005 Zurich

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

On Holding AG

By:	/s/ Martin Hoffmann
	Name:	Martin Hoffmann
	Title:	Chief Financial Officer, Co-CEO

Date: November 16, 2021

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated November 16, 2021
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations